                                                                 [Sunterra LOGO]
                                                                www.sunterra.com

November 29, 2005

Mr. John D. Ziegelman
CD Capital Management, LLC
2 North Riverside Plaza, Suite 600
Chicago, IL 60606

Re: Submission of Candidate (Sean Greene) for Appointment to Board of Directors

Dear Mr. Ziegelman:

Thank you for your submission dated November 22, 2005.

The submission was referred to the Board's Governance and Nominating Committee, which met today.

The Committee believes that a Board of 6 members is appropriate for a company of
Sunterra's size, and has determined not to increase the size to 7.

All of the present Board members are standing for reelection, and the Committee does not believe that any of them should be replaced.

In addition, the submission was too late to be included in the proxy statement for the next annual meeting. As was stated in last year's proxy statement, the submission was required to be made by no later than October 3, 2005. That date was selected in accordance with the applicable SEC rules and the deadline permits the annual meeting to be planned in an orderly manner. The Committee does not feel it is desirable to make exceptions.

Yours truly,

/s/ Frederick C. Bauman
---------------------------------------------
Frederick C. Bauman
Vice President, General Counsel and Secretary